Exhibit 12.1
OIL STATES INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
(DOLLARS IN THOUSANDS)

	For the
	six months
	ended	For the years ended December 31,

	June 30, 2011	2010	2009	2008	2007	2006
Earnings
Income (loss) before income taxes	$189,090	$240,628	$105,709	$373,450	$295,021	$296,523
Income from equity investees	(53)	(239)	(1,452)	(4,035)	(3,350)	(7,148)

Income (loss) before income taxes
before adjustment from equity investees	189,037	240,389	104,257	369,415	291,671	289,375

Fixed charges	27,301	20,305	18,437	26,325	26,949	26,758
Amortization of capitalized interest	190	132	115	110	110	13
Distributed income of equity investees	20	96	—	1,052	377	—
Capitalized interest	(2,487)	(171)	(51)	—	(969)	(128)
Noncontrolling interests in subs that
have not incurred fixed charges	(500)	(587)	(498)	(446)	(284)	(94)

Total earnings available for fixed charges	$213,562	$260,164	$122,260	$396,455	$317,854	$315,924

Fixed charges
Interest expense	$16,044	$7,322	$7,464	$16,251	$16,770	$18,139
Capitalized interest	2,487	171	51	—	969	128
Amortization of debt discount	3,823	7,249	6,749	6,283	5,850	5,447
Amortization of debt issue costs	2,914	1,703	1,053	1,051	990	1,022
Interest component of rent	2,033	3,860	3,120	2,740	2,370	2,022

Total fixed charges	$27,301	$20,305	$18,437	$26,325	$26,949	$26,758

Ratio of earnings to fixed charges	7.82	12.81	6.63	15.06	11.79	11.81